

16013660

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2016
Washington DC
404

SEC FILE NUMBER
8- 49575

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Loomis Sayles Distributors, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Center
(No. and Street)

Boston	MA	02111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul J Sherba — 617 482-2450
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

101 Seaport Boulevard	Boston	MA	02210
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Paul J Sherba, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Loomis Sayles Distributors, L.P., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Financial Operations Principal
Title



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Report of Independent Registered Public Accounting Firm

To the Management of Loomis Sayles Distributors, L.P.:

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in partners' capital and of cash flows present fairly, in all material respects, the financial position of Loomis Sayles Distributors, L.P. at December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 25, 2016

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Suite 500, Boston, MA 02210
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

LOOMIS SAYLES DISTRIBUTORS, L.P.
(A wholly-owned subsidiary of
Loomis, Sayles & Company, L.P.)

Statement of Financial Condition
December 31, 2015

Assets	
Cash and cash equivalents	$ 610,058
Investment in Loomis Sayles affiliated fund, at fair value (cost $1,618,506)	1,482,981
Prepaid insurance	4,207
Prepaid registration fees	51,293
Total assets	$ 2,148,539
Liabilities and Partners' Capital	
Accounts payable and accrued expenses	$ 47,370
Total liabilities	47,370
Partners' Capital	
Limited partner	2,080,157
General partner	21,012
Total partners' capital	2,101,169
Total liabilities and partners' capital	$ 2,148,539

The accompanying notes are an integral
part of these financial statements

LOOMIS SAYLES DISTRIBUTORS, L.P.
(A wholly-owned subsidiary of
Loomis, Sayles & Company, L.P.)

Statement of Operations
For the year ended
December 31, 2015

Income	
Income from commission rebate	$ 470,660
Dividend income from affiliated funds	11,925
Total income	482,585
Expenses	
Insurance expense	4,390
Professional fees	26,500
Miscellaneous taxes & registration fees	76,212
Total expenses	107,102
Income from operations	375,483
Net realized and unrealized gain/(loss) from investments	(36,501)
Net Income	$ 338,982

The accompanying notes are an integral
part of these financial statements

LOOMIS SAYLES DISTRIBUTORS, L.P.
(A wholly-owned subsidiary of
Loomis, Sayles & Company, L.P.)

Statement of Changes in Partners' Capital
For the year ended
December 31, 2015

	Limited Partner	General Partner	Total
Balance, December 31, 2014	$ 1,744,565	$ 17,622	$ 1,762,187
Net Income year ended December 31, 2015	335,592	3,390	338,982
Balance, December 31, 2015	$ 2,080,157	$ 21,012	$ 2,101,169

The accompanying notes are an integral
part of these financial statements

LOOMIS SAYLES DISTRIBUTORS, L.P.
(A wholly-owned subsidiary of
Loomis, Sayles & Company, L.P.)

Statement of Cash Flows
For the year ended
December 31, 2015

Cash flows from operating activities:	
Net Income	$ 338,982
Adjustments to reconcile net income to net cash provided by operating activities:	
Net realized and unrealized gain/(loss) from investments	36,501
Increase in accounts payable	27,870
Decrease in prepaid expenses	11,969
Net cash provided by operating activities	415,322
Cash flows from investing activities:	
Sale of Loomis Sayles affiliated mutual fund	$ 150,000
Purchase of Loomis Sayles affiliated mutual fund	(11,925)
Net cash provided by investing activities	138,075
Cash flows from financing activities:	
Net cash (used)/provided by financing activities	-
Net increase in cash and cash equivalents	553,397
Cash and cash equivalents balance, beginning of year	56,661
Cash and cash equivalents balance, end of year	$ 610,058

The accompanying notes are an integral
part of these financial statements

LOOMIS SAYLES DISTRIBUTORS, L.P.
(A wholly-owned subsidiary of
Loomis, Sayles & Company, L.P.)

Notes to the Financial Statements

1. Organization

Loomis Sayles Distributors, L.P. ("LSDLP" or the "Company") was the principal distributor for a certain Loomis Sayles Affiliated Mutual Fund and is registered as a broker-dealer with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). LSDLP was organized as a Delaware limited partnership on July 23, 1996. Loomis Sayles Distributors, Inc. ("LSDInc"), a wholly-owned subsidiary of Loomis, Sayles & Company, L.P. ("LSCLP"), is the General Partner and has a 1% ownership interest in LSDLP. LSCLP is also the Limited Partner and has a 99% ownership interest in the Company.

LSCLP is wholly-owned by Natixis Global Asset Management, L.P. ("NGAM L.P.") which is wholly-owned by Natixis U.S. Holdings, Inc. ("NUSHI").

NGAM, L.P. is part of Natixis Global Asset Management SA ("NGAM"), an international asset management group based in Paris, France, that is owned by Natixis SA ("Natixis"), a French investment banking and financial services firm. Natixis owns 100% of NUSHI through its 15% direct ownership interest and 85% indirect ownership interest via other wholly-owned affiliates, including Natixis Global Asset Management SA. Natixis is principally owned by BPCE, France's second largest banking group. The remaining approximately 28% of Natixis is publicly owned, with shares listed on the Euronext exchange in Paris. BPCE is owned by banks comprising two autonomous and complementary retail banking networks consisting of the Caisse d'Epargne regional savings banks the Banque Populaire regional cooperative banks.

LSDLP provides the services described below for the benefit of LSCLP, which services do not include acting as an underwriter/distributor of the Loomis Sayles Funds ("Funds").

a. Supervise and evaluate licensed sales and servicing personnel of LSDLP that are involved in the marketing efforts of the Funds.
b. Develop training programs to ensure that licensed sales and servicing personnel of LSDLP are adequately trained on the Funds and proper marketing techniques.
c. Market the Funds to clients or prospective clients only when such investments are consistent with the client guidelines and objectives as established by the client and/or the client's consultant.

LSDLP shall not be paid any compensation for the services provided herein from LSCLP. However, LSCLP has provided a written commitment to the Company to support its operating and regulatory capital requirements through January 1, 2017 if needed.

Notes to the Financial Statements (continued)

2. Significant Accounting Policies

Basis of Presentation

The Financial Statements are prepared in conformity with account principles generally accepted in the United States ("GAAP").

Revision of prior period financial statements

The Company has revised December 31, 2014 opening partners' capital by $58,872 to correct for an error related to prepaid registration fees. Partners' capital for the year ended December 31, 2013 should have been $1,848,287 and net loss for the year-ended December 31, 2014 should have been $86,100, as opposed to the as reported amounts of $1,780,775 and $77,460, respectively. The Company has determined that this misstatement was not material to the prior period financial statements.

Revenue

Effective July 1, 2015, LSDLP and NGAM Distribution, L.P. ("NGAM") entered into an agreement that for certain sales efforts provided by sales personnel of LSDLP for accounts invested in the Loomis Sayles Core Plus Bond Fund, NGAM shall pay to LSDLP five basis points on certain account assets invested in the Y shares of the fund and seven basis points on certain account assets invested in the N shares of the fund. Such payments are to be made quarterly on those assets.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reporting amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents are amounts held at a nationally chartered bank, each with original maturities of 90 days or less, and readily convertible to known amounts of cash. Cash of $610,058 consists of a bank depository account held at a national bank, and is stated at cost plus accrued interest, which approximates fair value.

Investments

Investments are carried at fair value, with realized and unrealized gains and losses recognized on the statement of operations. Dividend income is recognized as 'Dividend income from affiliated funds' on the statement of operations. Realized gains and losses on the sale of this investment are included in income currently and are determined using the specific-identification method. The investment is principally an investment in a mutual fund sponsored by LSCLP.

Income Taxes

No provision for federal or state income taxes is necessary in the financial statements of LSDLP because, as a partnership, it is not subject to federal or state income tax and the tax effect of its activities accrues to the partners.

Management has performed an analysis of LSDLP's tax positions taken on federal and state tax returns that remain subject to examinations and has concluded that no provisions for income tax are required. As of December 31, 2015, the tax years subject to examination under the statute of limitations are from the year 2012 forward. Management is not aware of any events that are reasonably possible to occur in the next twelve months that would result in the amounts of any unrecognized tax benefits significantly increasing or decreasing for LSDLP. However, management's conclusions regarding tax positions taken may be subject to review and adjustment at a later date based on factors including, but not limited to, new tax laws and accounting regulations and interpretations thereof.

3. Fair Value Measurement

In accordance with accounting standards related to fair value measurement and disclosures, the Company has categorized the inputs utilized in determining the value of its assets and liabilities.

The various inputs that may be used to determine the value of LSDLP's investments are summarized in three broad levels. The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities:

Level 1 – quoted prices in active markets for identical investments;

Level 2 – other significant observable inputs (including quoted prices for similar investments in active markets, interest rates and yield curves, prepayment speeds, credit risks, etc.); and

LOOMIS SAYLES DISTRIBUTORS, L.P.
(A wholly-owned subsidiary of
Loomis, Sayles & Company, L.P.)

Notes to the Financial Statements (continued)

Level 3 – significant unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of investments.

The following table summarizes LSDLP's investments as of December 31, 2015, based on the inputs used to value them:

	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Investment in affiliated fund:				
Loomis Sayles Inflation Protected Securities Fund	$ 1,482,981	$ 1,482,981	$ -	$ -
Total	$ 1,482,981	$ 1,482,981	$ -	$ -

There were no transfers between Level 1 and Level 2 from the prior year.

4. Transactions with Related Parties

LSDLP and LSCLP have an expense sharing agreement whereby LSDLP is responsible for all its direct expenses incurred in pursuit of its business. LSCLP will pay specified LSDLP expenses such as salary and benefits, bonuses, occupancy and equipment, distribution costs, systems and telecommunication, professional fees, and other operating expenses. LSDLP has no obligation to reimburse or otherwise compensate LSCLP for payment of these specified expenses, nor will any of these expenses be apportioned back to LSDLP. Due to related party transactions, the financial statements may not be indicative of the financial position that would have existed or the results of operations or cash flows that would have been attained if the Company operated as an unaffiliated entity.

5. Net Capital Requirement

LSDLP is subject to Rule 15c3-1 (Uniform Net Capital Rule) under the United States Securities and Exchange Act of 1934 whereby required net capital, as defined, shall not be less than the greater of 6 2/3% of aggregate indebtedness or the minimum standards as defined. At December 31, 2015, LSDLP's net capital, as defined, was $1,912,200, $1,887,200 in excess of its minimum required net capital of $25,000. LSDLP's ratio of aggregate indebtedness to net capital was 0.025 : 1 at December 31, 2015. LSCLP has committed to fund operations in accordance with current funding needs of LSDLP. LSDLP is exempt from Rule 15c3-3, under paragraph (k)(1). Because of this exemption, LSDLP has not included the schedules "Computation for Determination of Reserve Requirement Under Rule 15c3-3" or "Information for Possession or Control Requirements Under Rule 15c3-3."

Notes to the Financial Statements (continued)

6. Investment in Loomis Sayles Affiliated Fund

LSDLP's investment in the Loomis Sayles affiliated fund is recorded at fair value, in accordance with the securities industry practice, and any changes in the fair value of this investment are included in the statement of operations. At December 31, 2015, the fair value and cost of this investment was $1,482,981 and $1,618,506, respectively including reinvested dividends of $11,925.

7. Guarantees

In the normal course of business, the Company may enter into contracts and agreements that contain a number of representations and warranties, which provide indemnifications. The maximum exposure to the Company under these arrangements is unknown, as this would involve future claims that may be against the Company that have not yet occurred. At December 31, 2015, there were no asserted claims brought against the Company.

8. Recent Accounting Pronouncements

Revenue from contracts with customers
In May 2014, the Financial Accounting Standards Board ("FASB") issued new guidance on revenue recognition, which establishes a principles–based model that provides a single framework for recognizing revenue from contracts with customers. The guidance will be effective for the Company beginning January 1, 2017. The Company is currently evaluating the impact this guidance will have on the Financial Statements.

9. Subsequent Event

Management has evaluated the events and transactions that have occurred through February 25, 2016, the date the financial statements were issued.

LOOMIS SAYLES DISTRIBUTORS, L.P.
(A wholly-owned subsidiary of
Loomis, Sayles & Company, L.P.)

SCHEDULE I

Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
As of December 31, 2015

Net Capital	
Total partners' capital	$ 2,101,169
Deductions	
Nonallowable assets included in Statement of Financial Condition	55,500
Haircut on investment in Loomis Sayles affiliated funds	133,469
Total Deductions	$ 188,969
Net capital	$ 1,912,200
Aggregate Indebtedness	$ 47,370
Computation of Basic Net Capital Requirement	
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $25,000)	$ 25,000
Net capital in excess of requirement	$ 1,887,200
Ratio: Aggregate indebtedness to net capital	.025 : 1

Statement pursuant to paragraph (d)(4) of Rule 17a-5: There are no material differences between this computation of net capital and that filed by the company and included in its unaudited, Part IIA, FOCUS report as December 31, 2015.

LOOMIS SAYLES DISTRIBUTORS, L.P.

(A wholly-owned subsidiary of
Loomis, Sayles & Company, L.P.)
(SEC File Number 8-49575)

FINANCIAL STATEMENTS and SUPPLEMENTAL SCHEDULE
pursuant to Rule 17a-5 of the Securities and Exchange Commission

For the year ended
DECEMBER 31, 2015

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